FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

                THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (the “Amendment”) is dated as of the 1st day of October, 2001, and is by and between Viseon, Inc., a corporation authorized and existing pursuant to the laws of the State of Nevada (successor in interest to RSI Systems, Inc.) (the “Company”), and Digital Investors, L.L.C., a limited liability company authorized and existing pursuant to the laws of the State of Nevada (the “Investor”).

W I T N E S S E T H:

                WHEREAS, the Company and the Investor entered into that certain Stock Purchase Agreement dated as of the 23rd day of February, 2001 (the “Agreement”); and

                WHEREAS, the First Closing under the Agreement has occurred; and

                WHEREAS, the Company and the Investor desire to amend the Agreement to shorten one of the dates applicable to the Second Closing.

                NOW, THEREFORE, in consideration of the mutual covenants contained in this Amendment and the Agreement, the Company and the Investor agree as follows:

1.             Definitions.  Capitalized terms used in this Amendment and not otherwise defined shall have the meanings given to them in the Agreement.

2.             Amendment of Agreement.

A.            From and after the effective date of this Amendment, Section 1.3(b)(i) of the Agreement is hereby amended by deleting the reference contained therein to “ten (10) days” and replacing the same with “three (3) days”.

B.            From and after the effective date of this Amendment, Section 1.1(b) is hereby amended by adding at the end of such sentence “and ten year warrants to purchase 800,000 shares of Common Stock at an exercise price of  $0.75 per share (“Warrants”).”

C.            From and after the effective date of this Amendment, the reference to “3,100,000 Shares” in Section 1.3(b) is hereby amended by adding thereto “and 800,000 Warrants.”

D.            From and after the effective date of this Amendment, Section 3.2 and Section 5.1(b) shall be deleted.

E.             From and after the effective date of this Amendment, Section 1.3(b)(ii) shall be amended to read in its entirety as follows:  “The Stock Voting Agreement attached hereto as Exhibit C shall be executed by Investor and Messrs. Craven and Schaffer.”

F.             From and after the effective date of this Amendment, there shall be added to Section 4.1(f) of the Agreement the following sentence, “provided, however, that if such registration statement shall not have been declared effective by October 1, 2002, this condition shall be automatically deemed waived by Investor.”

G.            From and after the effective date of this Amendment, there shall be added to Section 3.7 the following new final sentence:  “In the event that the condition to closing set forth in Section 4.1(f) is deemed automatically waived as provided therein, the Company shall file, within thirty (30) days following the Second Closing, a registration statement covering all Shares and shares underlying the Warrants issued pursuant to this Agreement.”

3.             Integration of Amendment and Agreement.  From and after the effective date above, the Agreement and this Amendment shall be read as one agreement.  Except as set forth in this Amendment, all other terms and conditions of the Agreement are not being modified or amended, and shall remain in full force and effect.

                IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its authorized representative and the Investor has caused this Agreement to be executed by its authorized representative.

COMPANY:

VISEON, INC.

By
Richard Craven
Its Chairman

INVESTOR:

DIGITAL INVESTORS, L.L.C.

By
Albert B. Greco, Jr.
Its Manager